Exhibit 99.11

coform	88(2) (Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	10	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,417	920	540
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	251p	562p	412p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (List joint share allotments as one shareholder)	Shares and share class allotted

Name(s)	Class of shares allotted	Number allotted
Ian Barton Address	Ordinary	948

Mile End Millian View Lumphanan Banchory
UK postcode AB31 4SF

Name(s)	Class of shares allotted	Number allotted
Paul Wardell	Ordinary	2304

Address
69 Hillshaw Park Way Ripon North Yorkshire
UK postcode HG4 1JU

Name(s)	Class of shares allotted	Number allotted
Alec Gilford	Ordinary	409

Address
42 Holyfield Road Liverpool
UK postcode L9 3BJ

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 11/1/07
M J White
A secretary

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	Mark White, Company Secretary, Wolseley plc, Parview 1220
Arlington Business Park, Theale, Nr Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform	88(2) Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	238	546
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	657p	881p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)